FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

May 23, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 23, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has appointed two new board members and has granted incentive stock options to directors, officers, employees and consultants of the Issuer to purchase up to an aggregate 870,000 common shares in the capital stock of the Issuer pursuant to the Issuer’s 2006 Incentive Stock Option Plan.  The options are exercisable on or before May 23, 2009 at a price of $2.95 per share.

Item 5.	Full Description of Material Change

New Directors

The Issuer has appointed Ronald Sheardown and Michael Bartlett to the board of directors, effective May 23, 2007.  Mr. Bartlett replaces out-going director Gerhard Drescher (who has resigned due to other time commitments) and Mr. Sheardown has been appointed as an additional director.  Messrs. Sheardown and Bartlett have also been appointed to the Company’s Audit Committee.

Ronald C. Sheardown

Mr. Sheardown is the president of Greatland Exploration, Ltd. and has been involved in Alaskan and Canadian exploration for over 50 years, with discoveries such as the co-discovery (with Murray Watts) of the Mary River Iron Ore Deposit of Baffinland Iron Mines Limited (reported indicated and inferred resources of 337Mt of 66% Fe) to his credit.  In addition, Ron was part of the team that discovered the Asbestos Hill and Raglan deposits in Quebec and the Black Angel mine in Greenland.  More recently, Mr. Sheardown has served as a technical advisor to Rudnik Matrosova (a division of Norilsk Nickel) on the development of the Natalka deposit in eastern Russia.  Mr. Sheardown has also held a number of important positions within the State of Alaska and various mining related organizations.  Mr Sheardown’s Alaskan and major project experience will be a significant asset to the Issuer’s board.

Michael Bartlett

Mr. Bartlett is the President of Leisure Capital & Management Inc., a company which specializes in pre-development start-ups and innovative strategic, conceptual, economic and financial solutions.  He is also a director of Wealth Minerals Ltd., a public natural resource company listed on the TSX Venture Exchange.  Mr. Bartlett’s experience with emerging companies in the public sector will offer significant value to the Issuer’s organization.

Resignation of Director

The Issuer also reports that Mr. Gerhard Drescher has resigned as a director of the Issuer, effective May 23, 2007, due to other time commitments.  The directors would like to take this opportunity to thank Mr. Drescher for his valuable contributions to the growth and development of the Issuer over the past few years.

Grant of Stock Options

The Issuer further reports that, pursuant to its 2006 Incentive Stock Option Plan, it has granted incentive stock options to directors, officers, employees and consultants of the Issuer to purchase up to an aggregate 870,000 common shares in the capital stock of the Issuer.  The options are exercisable on or before May 23, 2009 at a price of $2.95 per share.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

June 18, 2007